June 30, 2005


The Gabelli Woodland Small Cap Value Fund
One Corporate Center
Rye, New York 10580-1422

FMI Woodland Small Capitalization Value Fund
100 East Wisconsin Avenue
Suite 2200
Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

         We have acted as special counsel to The Gabelli Woodland Small Cap Value Fund (the "Acquiring Fund"), a series of Gabelli Equity Series Funds, Inc., an open-end management investment company organized as a Maryland corporation (the "Acquiror"), in connection with the Acquiring Fund's acquisition of all of the assets of the FMI Woodland Small Capitalization Value Fund (the "Target Fund"), a series of FMI Mutual Funds, Inc., an open-end management investment company organized as a Wisconsin corporation and registered investment company, in exchange for Class AAA shares of the Acquiring Fund and the assumption by the Acquiror, on behalf of the Acquiring Fund, of the Stated Liabilities of Target Fund, and the subsequent liquidation of the Target Fund (the "Reorganization"), pursuant to the Agreement and Plan of Reorganization dated May 20, 2005, between the Acquiror, on behalf of the Acquiring Fund, and FMI Mutual Funds, Inc., on behalf of the Target Fund (the "Agreement"). You have requested our opinion regarding whether the Reorganization will be treated for United States federal income tax purposes as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Capitalized terms used and not otherwise defined in this opinion have the meanings assigned to them in the Agreement.

         In connection with our opinion, we have reviewed and relied on originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the Proxy Statement/Prospectus (prepared with respect to the Reorganization), the Statement of Additional Information (also prepared with respect to the Reorganization), and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth below. We have assumed that the Reorganization will be consummated in accordance with the Agreement, the Proxy Statement/Prospectus, the Statement of Additional Information and such other documents, certificates and records and that statements as to factual matters contained in such documents are and will continue to be correct.

         For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. We have assumed that such documents are duly authorized, valid and enforceable.

         In rendering our opinion, we have also relied upon statements and representations of officers and other representatives of the Acquiring Fund and the Target Fund and have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

         Our opinion is based on the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and such other authorities as we have considered relevant, all as in effect as of the date of this opinion and all of which are subject to differing interpretations or change at any time (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect our conclusions. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to this opinion.

         Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will be treated as a reorganization within the meaning of Section 368(a) of the Code.

         Except as set forth above, we express no other opinion. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion in order to reflect any changes in applicable law (including any changes that have retroactive effect) or any factual matters arising subsequent to the date of this opinion or the impact of any information, document, certificate, record, statement, representation, covenant or assumption relied upon herein that becomes incorrect or untrue. This opinion is delivered to you solely for your benefit in connection with the Reorganization and cannot be relied upon by anyone else without our prior written consent.

         We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the caption "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

                                   Very truly yours,

                                   /s/ Skadden, Arps, Slate, Meagher & Flom LLP